Great American Bancorp, Inc.

Annual Report

2001

GREAT AMERICAN BANCORP, INC.

2001 Annual Report to Shareholders

	Page
Management's Discussion and Analysis	2
Independent Accountants' Report	25
Consolidated Balance Sheets	26
Consolidated Statements of Income	28
Consolidated Statements of Stockholders' Equity	30
Consolidated Statements of Cash Flows	31
Notes to Consolidated Financial Statements	32
Shareholder Information	56
Directors and Executive Officers	58

GREAT AMERICAN BANCORP, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Table dollar amounts in thousands, except per share data)

Great American Bancorp, Inc. (the "Company") is based in east central Illinois and is the parent company of First Federal Savings Bank of Champaign-Urbana (the "Bank"). The Company purchases loans from the Bank, but otherwise conducts no significant business except for through the Bank. In addition to traditional banking services, the Bank, through its subsidiary Park Avenue Service Corporation ("PASC"), provides securities brokerage services through a third-party broker-dealer, Scout Brokerage Services, Inc., and also engages in the sale of tax deferred annuities, and through the GTPS Insurance Agency ("Agency") provides insurance related products to customers. The Agency sells a variety of insurance products including life, health, automobile, property and casualty insurance. Refer to Note 17 – "Business Industry Segments" of the Notes to the Consolidated Financial Statements for financial information relating to the Company's industry segments, including banking services and insurance/ brokerage services. All references to the Company include the Bank and PASC, unless otherwise indicated.

Forward-Looking Statements

In addition to historical information, this Annual Report may include certain forward-looking statements based on current management expectations. The Company's actual results could differ materially from those management expectations. Factors that could cause future results to vary from current management expectations include, but are not limited to, general economic conditions, legislative and regulatory changes, monetary and fiscal policies of the federal government, changes in tax policies, rates and regulations of federal, state and local tax authorities, changes in interest rates, deposit flows, the cost of funds, demand for loan products, demand for financial services, competition, changes in the quality or competition, changes in the quality or composition of the Bank's loan and investment portfolios, changes in accounting principles, policies or guidelines, and other economic, competitive, governmental and technological factors affecting the Company's operations, markets, products, services and prices. Further description of the risks and uncertainties to the business are included in detail in Item 1, "Business" of the Company's 2001 Form 10-KSB. The Company does not undertake – and specifically disclaims any obligation – to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Results of Operations

General

The Company recorded net income of $1,201,000 in 2001 which was $218,000, or 22.2%, higher than the $983,000 reported for 2000. Basic earnings per share increased $0.37, or 40.2%, from $0.92 in 2000 to $1.29 in 2001 and diluted earnings per share increased $0.34, or 37.4%, from $0.91 per share in 2000 to $1.25 in 2001. Earnings per share was higher in 2001 due to the combination of the growth in net income and a reduction in weighted average shares outstanding, which declined as a result of stock repurchased by the Company during both 2000 and 2001. The return on average assets was 0.73% for 2001 compared to 0.63% for 2000 and the return on average equity was 6.23% in 2001 compared to 4.73% for 2000.

Earnings were higher in 2001 due to an increase in net interest income of $94,000, a reduction in the provision for loan losses of $138,000, and an increase in noninterest income of $487,000, offset by an increase in noninterest expense of $185,000 and an increase in income tax expense of $316,000.

Net income from banking services was $1,023,000 for the year ended December 31, 2001, an increase of $171,000, or 20.1%, from the $852,000 recorded for the year ended December 31, 2000. Net income from banking services was higher in 2001 due primarily to an increase in net interest income of $94,000, a reduction in the provision for loan losses of $138,000, an increase in noninterest income of $176,000 and a decrease in noninterest expense of $49,000, offset by an increase in income tax expense of $286,000. Noninterest income from banking services was higher in 2001 mainly due to gains on the sale of mortgage loans totaling $127,000, which includes both the cash gain on loans sold of $76,000 and gains on the recording of capitalized mortgage servicing rights of $51,000. Service charges on deposit accounts and other customer fees were also higher in 2001. Noninterest expense from banking services was lower in 2001 due to reductions in office building, furniture and fixture expenses, and legal fees, offset by an increase in salaries and benefits expenses.

Net income from insurance/brokerage services increased $47,000, or 35.9%, from $131,000 in 2000 to $178,000 in 2001. Total commission income increased $325,000, or 35.8% from $908,000 in 2000 to $1,233,000 in 2001, primarily insurance sales commissions due mainly to the addition of several larger new customers. Noninterest expenses related to insurance/brokerage services increased $254,000, from $684,000 in 2000 to $938,000 in 2001, primarily salaries and benefits expenses, furniture and fixture expenses, advertising, and office expenses. Income tax expense associated with insurance/brokerage services increased $30,000 in 2001.

Net Interest Income

Net interest income increased $94,000, or 1.6%, from $5,755,000 in 2000 to $5,849,000 in 2001. Growth in net interest income was mainly due to an increase in interest income from loans and a reduction in deposit interest expense, offset by a decrease in interest income from investment securities and an increase in interest expense on Federal Home Loan Bank ("FHLB") advances.

Interest Income - Interest income was $11,707,000 in 2001, an increase of $341,000, or 3.0%, from the $11,366,000 reported in 2000. Interest income earned on loans totaled $11,138,000 in 2001, an increase of $496,000, or 4.7%, from the $10,642,000 total for 2000. Interest income from investment securities decreased $123,000, from $406,000 in 2000 to $283,000 in 2001. Interest income from deposits with financial institutions and other institutions, which includes interest generated from interest-bearing demand deposits, interest on balances maintained in the Federated Liquid Cash Trust fund and dividends received on FHLB stock decreased from $318,000 in 2000 to $286,000 in 2001.

Interest income from loans receivable increased in 2001 due to growth in average net loans and an increase in loan fees, offset by a decrease in the average yield on loans. The average balance of net loans increased from $130.16 million in 2000 to $138.53 million in 2001, an increase of $8.37 million, or 6.4%. The following schedule compares average total loan balances by major categories:

	Average Balance 2001	Average Balance 2000	Change	Percentage Change
One-to-four-family mortgage loans	$ 81,178	$ 73,610	$ 7,568	10.3%
Multi-family mortgage loans	19,527	19,912	(385)	(1.9)
Commercial mortgage loans	16,589	18,326	(1,737)	(9.5)
Construction loans	2,168	1,360	808	59.4
Total real estate loans	119,462	113,208	6,254	5.5
Commercial loans	8,032	6,363	1,669	26.2
Consumer loans	11,999	11,414	585	5.1
Total loans	139,493	130,985	8,508	6.5
Allowance for loan losses	(964)	(827)	(137)	16.6
Total loans, net	$ 138,529	$ 130,158	$ 8,371	6.4%

In 2001, a stable local economy and a decline in general market interest rates were both factors contributing to loan growth. During 2001, the Federal Open Market Committee, or "FOMC", the governing body that establishes the Federal funds rate and the discount rate, lowered these key interest rates a total of 11 times. The Federal funds rate dropped from a high of 6.50% in January 2001 to 1.75% in December 2001. The prime rate, a key indicator used by the Company in establishing interest rates charged to consumer and commercial customers, decreased from 9.50% in January 2001 to 4.75% by December 2001. Long-term mortgage rates also decreased during 2001, however, the declines were not as substantial. The 30-year Freddie Mac commitment rate, for example, averaged 8.05% in 2000 decreasing to an average of 6.97% in 2001. The Company uses published rates such as the Freddie Mac commitment rate in setting one-to-four-family residential mortgage rates. The Company's 30-year offering rate averaged 7.05% in 2001, down from 8.11% in 2000.

The decline in mortgage rates accompanied by a steady local housing market were the primary reasons for the $7.57 million increase in average total one-to-four-family mortgage loans in 2001. Lower interest rates were also a factor in the increase in average total construction loans during 2001. Average total construction loans increased $808,000 in 2001. Average total commercial mortgage loans declined $1.74 million in 2001 due mainly to two larger loan payoffs, one loan totaling $1.49 million paid off in July 2000, and an additional loan totaling $930,000 paid off in January 2001.

Average total commercial loans increased $1.67 million in 2001 due mainly to one loan to a new commercial customer totaling $1.08 million and several smaller loans which were originated in late 2000 and during 2001. Average total consumer loans grew by $585,000 from 2000 to 2001, mainly due to new home equity loans. The Company introduced a new revolving home equity loan product in June 2000. The interest rate on this new product floats daily with the prime lending rate. Total average home equity loans increased from $350,000 in 2000 to $1.30 million in 2001, an increase of $950,000. Average total fixed rate secured consumer loans declined $385,000 in 2001.

Loan fees, which are included in interest income on loans, increased $60,000, or 36.6% from $164,000 in 2000 to $224,000 in 2001. This increase was mainly due to fees generated on a higher volume of construction loans originated in 2001 and an increase in deferred fees recognized.

The average yield on loans declined from 8.18% in 2000 to 8.04% in 2001. Since the majority of the growth in average loans from 2000 to 2001 occurred in fixed rate, one-to-four-family residential mortgage loans, the average yield on loans did not decline significantly. As discussed above, the market interest rates used by the Company in setting rates for home mortgage loans did not decline as steeply as short-term market interest rates.

Average total investment securities were $4.28 million in 2001, a decrease of $1.97 million, or 31.5%, from the average $6.25 million maintained during 2000. This decline was the primary reason that interest income from investment securities declined from $406,000 in 2000 to $283,000 in 2000, a decrease of $123,000, or 30.3%. During 2001, a municipal security totaling $425,000 matured in January 2001 and Federal agency securities totaling $3.00 million were called in the second and third quarters. The Company also received principal repayments on mortgage-backed securities of $672,000 during 2001. As of December 31, 2001, mortgage-backed securities totaling $2.06 million with maturities ranging from seventeen to twenty-seven years and a weighted average rate of 6.81% were the only securities in the investment portfolio.

Interest income earned on deposits with financial institutions and other declined from $318,000 in 2000 to $286,000 in 2001 mainly due to the decline in short-term interest rates. Interest income earned on deposits with financial institutions and other includes interest generated from interest-bearing demand deposits, Federated Liquid Cash Trust fund interest and dividends earned on FHLB stock. The interest-bearing demand deposits maintained by the Company during 2001 and 2000 were chiefly deposits used for short-term cash needs and were primarily maintained at the FHLB. The Federated Liquid Cash Trust is a money market fund used for depositing funds that may be required in the short-term. The total average balances maintained with the FHLB and Federated Liquid Cash Trust fund were higher in 2001. The average total balances of interest-bearing demand deposits increased $550,000, from $3.19 million in 2000 to $3.74 million in 2001. The average balance of the Federated Liquid Cash Trust fund was $2.13 million in 2001, $890,000 greater than the $1.24 million maintained in 2000.

The average yield on interest-earning assets decreased from 8.02% in 2000 to 7.82% in 2001, due mainly to the decline in short-term market interest rates during 2001. The yield on average interest-bearing demand deposits fell from 5.64% in 2000 to 3.23% in 2001, and the yield on the Federal Liquid Cash Trust fund decreased from 6.15% in 2000 to 4.70% in 2001. The average yield on FHLB stock also decreased from 7.37% in 2000 to 6.46% in 2001. The yield on average investment securities increased from 6.49% in 2001 to 6.62% in 2001 due to the maturity of municipal securities yielding 3.74% in January 2001. The average yield on net loans was 8.04% in 2001, down from 8.18% in 2000.

Interest Expense - Interest expense increased from $5,611,000 in 2000 to $5,858,000 in 2001, an increase of $247,000, or 4.4%. Interest expense on deposits decreased $122,000, or 2.4%, from $5,017,000 in 2000 to $4,895,000 in 2001. The majority of the decline in interest expense on deposits occurred in interest expense on certificates of deposit. Interest expense on certificates of deposit was $4,041,000 in 2001, $119,000 lower than the $4,160,000 recorded in 2000. Interest expense on certificates of deposit was lower in 2001 due to lower offering rates in 2001, a decline in total average certificates of deposit and a shift in the mix of certificates away from longer-term maturities to shorter-term, lower rate maturities.

Interest expense on interest-bearing demand deposits was relatively unchanged due to higher average balances offset by a decline in deposit rates. Interest expense on insured money market accounts ("IMMA"), savings deposits, NOW and other deposits decreased only slightly, from $857,000 in 2000 to $854,000 in 2001. The average total balances of interest-bearing demand deposits increased $1.34 million, or 3.3%, from $40.29 million in 2000 to $41.63 million in 2001. This increase primarily resulted from growth in the Company's Club Fed IMMA and NOW accounts, offset by declines in regular IMMA and savings deposits. Club Fed is an array of products and services provided to customers that maintain required minimum balances. Club Fed customers receive a higher annual percentage yield on their IMMA deposits than non Club Fed customers. The average total balance of Club Fed IMMA deposits increased $1.36 million, from $6.30 million in 2000 to $7.66 million in 2001. The average total balance of Club Fed NOW deposits increased $350,000, from $6.74 million in 2000 to $7.09 million in 2001.

The following schedule compares average total deposit balances by major categories.

	Average Balance 2001	Average Balance 2000	Change	Percentage Change
Insured money market deposits	$ 10,949	$ 9,946	$ 1,003	10.1 %
Savings deposits	14,133	14,441	(308)	(2.1)
NOW and other demand deposits	16,545	15,907	638	4.0
Total interest-bearing demand deposits	41,627	40,294	1,333	3.3
Certificates of deposit:				
Three months or less	271	241	30	12.4
Over three through six months	14,947	13,976	971	6.9
Over six through twelve months	9,348	10,618	(1,270)	(12.0)
Over one through three years	35,665	35,456	209	0.6
Over three through five years	5,496	7,041	(1,545)	(21.9)
Over five through ten years	5,257	5,288	(31)	(0.6)
Total certificates of deposit	70,984	72,620	(1,636)	(2.3)
Total interest-bearing deposits	112,611	112,914	(303)	(0.3)
Noninterest-bearing demand deposits	10,367	9,973	394	4.0
Total deposits	$ 122,978	$ 122,887	$ 91	0.1%

Interest expense on FHLB advances increased $375,000, or 67.7%, from $554,000 in 2000 to $929,000 in 2001. The Company increased its level of borrowings during 2001 mainly to provide funding for loan growth and to purchase treasury stock. The Company was able to borrow funds from the FHLB at rates lower than comparable certificates of deposit. Total average FHLB advances increased $8.72 million, or 84.3%, from $10.34 million in 2000 to $19.06 million in 2001.

The average cost of interest-bearing liabilities decreased from 4.53% in 2000 to 4.43% in 2001, due primarily to the shift in average deposits from certificates of deposit to lower-rate interest-bearing demand deposits and the overall decline in deposit and FHLB advance interest rates. The average cost of interest-bearing demand deposits declined from 2.13% in 2000 to 2.05% in 2001. The average cost of certificates of deposit fell from 5.73% in 2000 to 5.69% in 2001. The average cost of FHLB advances was 5.36% in 2000 and 4.87% in 2001.

Net interest income was $5,755,000 in 2000, an increase of $45,000 from $5,710,000 recorded for 1999. Interest income increased $341,000 in 2000, from $11,025,000 in 1999 to $11,366,000 in 2000, primarily interest income from loans and investment securities. Interest expense increased from $5,315,000 in 1999 to $5,611,000 in 2000, an increase of $296,000, or 5.6%, due mainly to higher interest expense on deposits and FHLB advances.

Average Balance Sheet - The following table presents the average balance sheet for the Company for the years ended December 31, 2001, 2000 and 1999, the interest on interest-earning assets and interest-bearing liabilities and the related average yield or cost. The average balances are derived from average daily balances. The yields or cost are calculated by dividing income or expense by the average balance of assets or liabilities, respectively, for the years shown except where noted otherwise. The yields and costs include fees which are considered adjustments to yields.

Consolidated Average Balance Sheet

Period Ended

	December 31, 2001			December 31, 2000			December 31, 1999		
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
Assets									
Interest-earning assets:									
Interest-bearing demand deposits	$ 3,741	$ 121	3.23%	$ 3,191	$ 180	5.64%	$ 4,941	$ 226	4.57%
Federated Liquid Cash Fund	2,127	100	4.70	1,236	76	6.15	7,368	352	4.78
Investment securities, net (1)	4,278	283	6.62	6,253	406	6.49	3,949	239	6.05
Loans, net (2)	138,529	11,138	8.04	130,158	10,642	8.18	124,898	10,157	8.13
FHLB stock	1,006	65	6.46	841	62	7.37	757	51	6.74
Total interest-earning assets	149,681	11,707	7.82%	141,679	11,366	8.02%	141,913	11,025	7.77%
Noninterest-earning assets	13,956			14,449			14,687		
Total assets	$ 163,637			$ 156,128			$ 156,600		
Liabilities and Stockholders' Equity									
Interest-bearing liabilities:									
Insured money market deposits	$ 10,949	$ 349	3.19%	$ 9,946	$ 331	3.33%	$ 8,783	$ 266	3.03%
Savings deposits	14,133	278	1.97	14,441	289	2.00	15,141	304	2.01
NOW and other demand deposits	16,545	227	1.37	15,907	237	1.49	15,432	230	1.49
Certificates of deposit	70,984	4,041	5.69	72,620	4,160	5.73	75,224	4,056	5.39
Total deposits	112,611	4,895	4.35	112,914	5,017	4.44	114,580	4,856	4.24
Loans sold under repurchase agreements	--	--	--	--	--	--	1,422	88	6.19
Federal Home Loan bank advances	19,061	929	4.87	10,341	554	5.36	7,234	339	4.69
Other interest-bearing liabilities	613	34	5.55	604	40	6.62	570	32	5.61
Total interest-bearing liabilities	132,285	5,858	4.43%	123,859	5,611	4.53%	123,806	5,315	4.29%
Noninterest-bearing liabilities	12,085			11,483			10,239		
Total liabilities	144,370			135,342			134,045		
Stockholders' equity	19,267			20,786			22,555		
Total liabilities and stockholders' equity	$ 163,637			$ 156,128			$ 156,600		
Net interest rate spread (3)		$ 5,849	3.39%		$ 5,755	3.49%		$ 5,710	3.48%
Net interest margin (4)			3.91%			4.06%			4.02%
Ratio of interest-earning assets to interest-bearing liabilities			113.15%			114.39%			114.63%

Notes to Consolidated Average Balance Sheet:

(1) Includes securities available for sale and unamortized discounts and premiums. Municipal securities are not on a tax equivalent basis as they are not considered material.
(2) Amount includes mortgage loans held for sale and is net of deferred loan fees, loan discounts and premiums, loans in process, allowance for loan losses and non-performing loans.
(3) Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(4) Net interest margin represents net interest income divided by average interest-earning assets.

Rate/Volume Analysis - The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and expense during the periods indicated. Information is provided in each category with respect to (i) changes attributable to changes in volume (changes in volume multiplied by prior rate); (ii) changes attributable to changes in rate (change in rate multiplied by prior volume); and (iii) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

	Year Ended December 31, 2001 Compared to Year Ended December 31, 2000			Year Ended December 31, 2000 Compared to Year Ended December 31,1999		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	Net
Interest-earning assets:						
Interest-bearing demand deposits	$ 27	$ (86)	$ (59)	$ (91)	$ 45	$ (46)
Federated Liquid Cash Fund	45	(21)	24	(355)	79	(276)
Investment securities, net	(131)	8	(123)	148	19	167
Loans, net	675	(179)	496	430	55	485
FHLB stock	11	(8)	3	6	5	11
Total interest-earning assets	631	(290)	341	(18)	359	341
Interest-bearing liabilities:						
Insured money market deposits	32	(14)	18	37	28	65
Savings deposits	(6)	(5)	(11)	(14)	(1)	(15)
NOW and other demand deposits	9	(19)	(10)	7	--	7
Certificates of deposit	(93)	(26)	(119)	(144)	248	104
Loans sold under repurchase agreements	--	--	--	(88)	--	(88)
FHLB advances	429	(54)	375	161	54	215
Other interest-bearing liabilities	1	(7)	(6)	2	6	8
Total interest-bearing liabilities	375	(128)	247	2	294	296
Net change in net interest income	$ 256	$ (162)	$ 94	$ (20)	$ 65	$ 45

Provision for Loan Losses

The provision for loan losses for the year ended December 31, 2001 was $162,000 compared to $300,000 for the year ended December 31, 2000. The provision for both periods reflects management's analysis of the Company's loan portfolio based on information which is currently available to it at such time. In particular, management considers the level of non-performing loans and potential problem loans. The Company recorded a higher provision for loan losses in 2000 due to potential losses associated with one non-performing commercial loan. This loan became non-performing in late 1998 when the balance was $1.36 million. During 1999, the Company collected $185,000 in principal payments on this loan and charged-off $800,000. In 2000, the Company collected $26,000 in principal payments and charged-off $90,000. During 2001, the Company collected $247,000 and charged-off the remaining $12,000.

Total charge-offs for 2001 were $19,000 compared to $131,000 in 2000. The Company recorded charge-offs unrelated to the $1.36 million non-performing loan in 2001 of $7,000 which represented loans to five separate consumer borrowers. The Company recorded charge-offs unrelated to the $1.36 million non-performing loan in 2000 of $41,000 which represented loans to two different commercial borrowers totaling $26,000 and consumer loans with five separate consumer borrowers which totaled $15,000. While Company management believes that the allowance for loan losses is sufficient based on information currently available to it, no assurances can be made that future events, conditions, or regulatory directives will not result in increased provisions for loan losses or additions to the allowance for loan losses which may adversely affect net income.

Noninterest Income

Noninterest income totaled $2,122,000 in 2001, compared to $1,635,000 in 2000, an increase of $487,000, or 29.8%, primarily due to growth in insurance sales commissions and gains from the sale of mortgage loans, offset by a decline in brokerage commissions.

Insurance sales commissions were $1,111,000 in 2001 compared to $702,000 in 2000, an increase of $409,000, or 58.3%, primarily due to commissions generated from new customers. During 2001, the Company sold $5.35 million in one-to-four-family residential mortgage loans to Fannie Mae recording gains of $127,000, which includes both the cash gains on the sale of loans totaling $76,000 and the gains from capitalizing mortgage servicing rights of $51,000. The Company had no loan sales during 2000.

Brokerage commissions fell from $206,000 in 2001 to $122,000 due to a reduction in transaction activity by existing brokerage customers. This reduction was mainly due to the downturn in the stock market during 2001.

Noninterest Expenses

Total noninterest expenses increased from $5,610,000 in 2000 to $5,795,000 in 2001, an increase of $185,000, or 3.3%, due primarily to increases in salaries and employee benefits, printing and office supplies, marketing and advertising expenses and other expenses, offset by declines in net occupancy expenses, equipment expenses and legal and professional expenses.

Salaries and employee benefits totaled $3,248,000 in 2001 and $3,055,000 in 2000, reflecting an increase of $193,000, or 6.3%, in 2001. The higher expense for 2001 is due to normal salary raises, an increase in bonuses paid in 2001, and increases in Employee Stock Option Plan ("ESOP") expense and health insurance expenses, offset by a decrease in incentive plan expenses. Total salaries, including bonuses, were $2,418,000 in 2001 compared to $2,168,000 in 2000, a difference of $250,000, or 11.5%. ESOP expense totaled $325,000 in 2001, an increase of $41,000, or 14.4%, from the $284,000 recorded in 2000. ESOP expense was higher in 2001 due to an increase in the average price of the Company's stock. The Company fully allocated shares of common stock held by the ESOP as of December 31, 2001. Accordingly, the Company does not expect to incur any additional compensation expense related to the allocation of ESOP benefits. However, the Company is considering other benefit plans and may incur compensation expenses related to other benefit plans in the future. Incentive plan expense decreased from $188,000 in 2000 to $35,000 in 2001 due to a reduction in total shares earned by participants in 2001. The final vesting year for the majority of participants in the incentive plan ended in February 2001.

Printing and office supplies expense increased $28,000, from $271,000 in 2000 to $299,000 in 2001 due to printing and postage related to the Bank's privacy notice mailing and an increase in postage rates in early 2001. Marketing and advertising expenses totaled $188,000 in 2001 compared to $167,000 in 2000, increasing by $21,000 due to additional advertising by the GPTS Insurance Agency. Other expenses were $403,000 in 2001, $28,000 higher than the $375,000 recorded for 2000, primarily service charges for check clearing activities, charitable contributions, and annual meeting expenses.

Net occupancy expenses decreased from $638,000 in 2000 to $588,000 in 2001, a difference of $50,000, or 7.8%. Expenses were lower in 2001 due to a reduction in building maintenance costs, lower real estate taxes and a reduction in depreciation expense. Equipment expenses declined from $620,000 in 2000 to $603,000 in 2001, a decrease of $17,000, due primarily to lower depreciation expense. Legal and professional fees decreased from $230,000 in 2000 to $212,000 in 2001, a decrease of $18,000, or 7.8%. The Company incurred higher legal expenses in 2000 due to fees associated with one large non-performing loan.

Income Tax Expense

Total income tax expense was $813,000 in 2001, compared to $497,000 in 2000, an increase of $316,000, or 63.6%. The increase is attributable to higher taxable income in 2001. The effective tax rates for the years ended December 31, 2001 and 2000 were 40.4% and 33.6%. The 2001 effective tax rate is higher than the rate for 2000 due mainly to less state tax exempt interest income from qualified Federal agency securities being earned in 2001 and a reduction in enterprise zone credits recorded.

Financial Condition

Total consolidated assets of the Company increased from $159.68 million as of December 31, 2000 to $168.35 million as of December 31, 2001, an increase of $8.67 million, or 5.4%. The growth in assets occurred primarily in loans, mortgage loans held for sale, cash and cash equivalents and FHLB stock, offset by decreases in investment securities and premises and equipment.

Total assets associated with banking services increased $8.97 million, or 5.6%, from $159.55 million at December 31, 2000 to $168.52 million at December 31, 2001, mainly increases in net loans. Net loans, including mortgage loans held for sale, grew $12.68 million, or 9.6%. Cash and cash equivalents related to banking services increased by $530,000 from December 31, 2000 to December 31, 2001 while investment securities decreased by $4.10 million, from $6.16 million at December 31, 2000 to $2.06 million at December 31, 2001. Total deposits related to banking services increased $4.06 million in 2001, from $123.74 million at December 31, 2000 to $127.80 million at December 31, 2001. Total Federal Home Loan Bank advances increased $6.50 million in 2001 from $14.00 million at December 31, 2000 to $20.50 million at December 31, 2001. Total assets related to insurance/ brokerage services increased from $888,000 at December 31, 2000 to $968,000 at December 31, 2001, primarily cash and cash equivalents offset by reductions in premiums receivable and goodwill. Total liabilities related to insurance/ brokerage services decreased $99,000 from $185,000 at December 31, 2000 to $86,000 at December 31, 2001, due mainly to premiums due insurance companies.

Total consolidated cash and cash equivalents increased $530,000, or 5.0%, from $10.64 million at December 31, 2000 to $11.17 million at December 31, 2001, primarily the result of cash proceeds from FHLB borrowings, mortgage loan sales and an increase in deposits, net of loan originations and treasury stock repurchases.

Total investment securities decreased $4.10 million, from $6.16 million at December 31, 2000 to $2.06 million at December 31, 2001. During 2001, municipal securities totaling $425,000 matured, Federal agency securities totaling $3.00 million were called and the Company also received $672,000 in principal repayments on mortgage-backed securities. At December 31, 2001, the Company held $2.06 million in mortgage-backed securities with an average yield of 6.81%. The final maturity for mortgage-backed securities totaling $1.29 million is in 2029, while the remaining $770,000 mature in 2019.

In July 2001, the Company started selling one-to-four-family fixed rate residential mortgage loans to Fannie Mae. The Company commenced this loan sales program in order to provide funding for additional loans and also to reduce interest rate risk due to the decline in home mortgage interest rates during 2001. In 2001, the Company sold $5.35 million in home mortgage loans to Fannie Mae, generating proceeds of $5.48 million and recording gains of $127,000. At December 31, 2001, mortgage loans held for sale, which includes loans committed to be sold and loans which the Company has designated as being held for sale, totaled $2.34 million. The unrealized gain on mortgage loans held for sale as of December 31, 2001 was $2,900.

Total net loans grew $10.33 million, or 7.8%, from $132.73 million at December 31, 2000 to $143.06 million at December 31, 2001. The following schedule shows the balances by loan category at December 31 of each year, along with the change and percentage change:

	Balance December 31, 2001	Balance December 31, 2000	Change	Percentage Change
One-to-four-family mortgage loans	$ 81,657	$ 77,001	$ 4,656	6.0%
Multi-family mortgage loans	19,775	19,750	25	0.1
Commercial mortgage loans	16,591	17,480	(889)	(5.1)
Construction loans	3,907	1,221	2,686	220.0
Total real estate loans	121,930	115,452	6,478	5.6
Commercial loans	9,553	6,569	2,984	45.4
Consumer loans	12,620	11,599	1,021	8.8
Total loans	144,103	133,620	10,483	7.8
Allowance for loan losses	(1,040)	(889)	(151)	17.0
Total loans, net	$ 143,063	$ 132,731	$ 10,332	7.8%

The decline in mortgage rates accompanied by a steady local housing market were the primary reasons for the $4.66 million increase in total one-to-four-family mortgage loans in 2001. Lower interest rates were also a factor in the increase in construction loans, which grew $2.69 million in 2001. Total commercial mortgage loans declined $889,000 in 2001 due mainly to one larger loan payoff totaling $930,000 that was paid off in January 2001.

Total commercial loans increased $2.98 million from December 31, 2000 to December 31, 2001 due mainly to one loan to a new commercial customer totaling $1.08 million and several smaller loans which were originated in 2001. Total consumer loans grew by $1.02 million from 2000 to 2001, mainly due to new home equity loans, offset by a decline in fixed rate secured consumer loans. The Company introduced a new revolving home equity loan product in June 2000. Total home equity loans increased from $619,000 at December 31, 2000 to $2.03 million at December 31, 2001, an increase of $1.41 million. Fixed rate secured consumer loans declined $263,000 in 2001.

The allowance for loan losses increased from $889,000 at December 31, 2000 to $1,040,000 at December 31, 2001 due to the total provision recorded of $162,000, offset by net charge-offs of $11,000. The allowance for loan losses is maintained to absorb loan losses based on management's continuing review and evaluation of the loan portfolio and its judgment as to the impact of economic conditions on the portfolio.

The following table sets forth the Company's allocation of the allowance for loan losses by loan category and as a percentage of the total balance for each specific loan category as of December 31, 2001 and 2000:

	December 31, 2001		December 31, 2000	
	Balance	Percentage	Balance	Percentage
One-to-four-family mortgage loans	$ 166	0.20%	$ 166	0.22%
Multi-family mortgage loans	163	0.82	155	0.78
Commercial mortgage loans	136	0.82	164	0.94
Construction loans	32	0.82	13	1.06
Total real estate loans	497	0.41	498	0.43
Commercial loans	221	2.31	77	1.17
Consumer loans	322	2.55	314	2.71
Total allowance for loan losses	$ 1,040	0.72%	$ 889	0.67%

The Company's methodology for assessing the appropriateness of the allowance for loan losses consists of two key elements: the formula allowance and specific allowances for identified problem loans.

The formula allowance is calculated by applying loss factors to outstanding loans and certain unused commitments, in each case based on the internal risk classification of such loans, or commitments. Changes in risk classifications of both performing and non-performing loans affect the amount of the formula allowance. Loss factors are based on the Company's historical loss experience and industry averages and may be adjusted for significant factors that, in management's judgement, affect the collectibility of the portfolio as of the evaluation date. These significant factors may include existing general economic and business conditions affecting the Company's key lending areas, credit quality trends, collateral value, loan volumes and concentrations, seasoning of the loan portfolio, specific industry conditions within portfolio segments, recent loss experience in particular segments of the portfolio, duration of the current business cycle and bank regulatory examination results. In evaluating historical loss experience, Company management reviews charge-off history for the prior ten years for each category of loans.

The increase in the allocation of the allowance for commercial loans from $77,000 as of December 31, 2000 to $221,000 as of December 31, 2001 was due to an increase in the formula allowance for commercial loans and was mainly attributable to the growth in this category of loans in 2001. The allocation of the allowance for consumer loans was $322,000 at December 31, 2001 and was the highest allocation for any category of loans. This allocation is based primarily on the Company's historical loss experience and industry averages for losses on consumer loans.

Specific allowances are established in cases where management has identified significant conditions or circumstances related to a credit that management believes indicate the probability that a loss has been incurred in excess of the amount determined by the application of the formula allowance.

The following table sets forth the composition of the allowance for loan losses by each loan category as of December 31, 2001 and 2000:

As of December 31, 2001

	Formula	Specific	Total
One-to-four-family mortgage loans	$ 166	$ --	$ 166
Multi-family mortgage loans	163	--	163
Commercial mortgage loans	136	--	136
Construction loans	32	--	32
Total real estate loans	497	--	497
Commercial loans	216	5	221
Consumer loans	322	--	322
Total allowance for loan losses	$ 1,035	$ 5	$ 1,040

As of December 31, 2000

	Formula	Specific	Total
One-to-four-family mortgage loans	$ 166	$ --	$ 166
Multi-family mortgage loans	155	--	155
Commercial mortgage loans	164	--	164
Construction loans	13	--	13
Total real estate loans	498	--	498
Commercial loans	69	8	77
Consumer loans	295	19	314
Total allowance for loan losses	$ 862	$ 27	$ 889

Total non-performing loans, which are loans past due 90 days or more and nonaccruing loans, were $387,000 as of December 31, 2001 compared to $307,000 as of December 31, 2000. The ratios of the Company's allowance for loan losses to total non-performing loans were 268.7% and 289.6% at December 31, 2001 and 2000, respectively.

Company management and the Board of Directors perform ongoing reviews of the loan portfolio in order to identify non-performing loans and potential problem loans. In performing its reviews, management classifies non-performing and potential problem loans as either substandard, doubtful, loss or watch loans. A loan is considered substandard if it is inadequately protected by the current net worth and paying capacity of the borrower or of the collateral pledged, if any. Substandard loans include those characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected. Loans classified as doubtful have all of the weaknesses inherent in those classified as substandard with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts and conditions, highly questionable and improbable. Loans classified as loss are those considered uncollectible and of such little value that their continuance as loans without the establishment of a specific loss reserve is not warranted. Loans which do not currently expose the Company to sufficient risk to warrant classification in one of the categories described above but possess weaknesses are classified as watch. The total of internally classified loans equals the sum of non-performing loans and potential problem loans.

Total classified loans at December 31, 2001 and 2000 are summarized as follows:

December 31	2001	2000
Watch	$ 787	$ 84
Substandard	38	360
Doubtful	9	53
Total classified loans	$ 834	$ 497
Nonperforming	$ 387	$ 307
Potential problem loans	447	190
Total classified loans	$ 834	$ 497
Impaired loans	$ 47	$ 406

There were no loans considered loss as of December 31, 2001 or December 31, 2000. Impaired loans include loans where, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. If the present value of expected future cash flows, or in certain instances the observable market price of the loan or the fair value of the underlying collateral, is less than the recorded investment in the loan, then the Company recognizes an impairment by adjusting the allowance for loan losses with a corresponding charge to the provision for loan losses. The allowance for impaired loans included in the Company's allowance for loan losses was $9,000 and $48,000 at December 31, 2001 and 2000, respectively. All loans considered impaired at December 31, 2001 and 2000 were included in total classified loans.

Total classified assets increased $337,000, or 67.8%, from $497,000 at December 31, 2000 to $834,000 at December 31, 2001. This increase was primarily due to mortgage loans to one borrower which were classified as watch during 2001. These loans totaled $414,000 at December 31, 2001 and included a commercial mortgage loan for $181,000 secured by the borrower's office and a $233,000 loan secured by the borrower's residence. The residential loan was also 90 days past due as of December 31, 2001 and was included in the total $387,000 balance of non-performing loans. The Company has initiated foreclosure proceedings on both of these properties. The Company does not expect to incur a loss related to these loans because the appraised values are sufficient to support the loan balances.

Also included in classified assets as of December 31, 2001 were one-to-four-family mortgage loans totaling $282,000 to seven other borrowers, consumer loans to seven borrowers totaling $120,000 and commercial loans to two borrowers totaling $18,000. The majority of these loans are substantially secured and the Company anticipates that the loans will be repaid satisfactorily either from repayment by the customer or from the sale of the underlying collateral.

Total premises and equipment decreased $440,000 from $6.80 million at December 31, 2000 to $6.36 million at December 31, 2001, primarily due to depreciation expense exceeding asset acquisitions. Fixed asset purchases totaled $152,000 in 2001 and depreciation expense was $592,000. In 2001, fixed assets acquired included a chemical fire protection system for the Bank's main computer room, various computer hardware and software, including computers, printers, and timekeeping software, an encoding machine, a new flagpole and one new vehicle.

Federal Home Loan Bank stock increased $276,000, or 31.0%, from $890,000 at December 31, 2000 to $1.17 million at December 31, 2001, due partly to stock purchases totaling $211,000 and stock dividends earned of $65,000. The Company was required to purchase additional stock due to an increase in FHLB advances in 2001.

Interest receivable declined by $80,000 from $869,000 at December 31, 2000 to $789,000 at December 31, 2001. This decrease was mainly attributable to the general decline in interest rates during 2001. Insurance premiums receivable at the Agency decreased $88,000, from $292,000 at December 31, 2000 to $204,000 at December 31, 2001, due partly to the timing of receipts from customers. Also, the number of customers with receivable balances decreased from 2000 to 2001 due to the Agency moving some customers to "direct billed", meaning that the premiums are billed by the insurance companies rather than the Agency. Deferred income taxes were $81,000 at December 31, 2001, compared to $125,000 at December 31, 2000. Mortgage servicing rights increased $46,000 in 2001 due to servicing rights capitalized of $51,000 less amortization recorded of $5,000. Goodwill decreased $44,000 due to amortization recorded in 2001. Other assets totaling $328,000 at December 31, 2001 were $52,000 higher than the $276,000 balance at December 31, 2000, primarily prepaid insurance and prepaid supplies.

Total deposits increased by $3.85 million, from $123.69 million at December 31, 2000 to $127.54 million at December 31, 2001. The following table summarizes the balances of deposits at December 31, 2001 and 2000, the change in the balances and the percentage change:

	Balance December 31, 2001	Balance December 31, 2000	Change	Percentage Change
Noninterest bearing checking accounts	$ 11,890	$ 11,573	$ 317	2.7%
Interest bearing:				
NOW accounts	17,955	16,885	1,070	6.3
IMMA accounts	13,326	9,850	3,476	35.3
Savings accounts	15,019	14,029	990	7.1
Certificates of deposit	69,350	71,348	(1,998)	(2.8)
Total interest bearing deposits	115,650	112,112	3,538	3.2
Total deposits	$ 127,540	$ 123,685	$ 3,855	3.1%

Growth in NOW and IMMA accounts occurred primarily in the Company's Club Fed deposit products, due mainly to new accounts opened. The Company's Club Fed products provide enhanced services to customers including a higher rate of interest for maintaining required minimum balances. Club Fed NOW accounts increased $1.25 million from December 31, 2000 to December 31, 2001 while Club Fed IMMA deposits increased $3.51 million. Savings accounts increased $990,000 from December 31, 2000 to December 31, 2001 due mainly to higher balances being maintained by customers.

Part of the growth in NOW, IMMA and Savings accounts was due to customers transferring proceeds from matured certificates of deposit into their demand accounts. Customers also transferred proceeds from maturing certificates into shorter-term certificates of deposit, mainly certificates maturing in six months to one year. Total six month certificates of deposit increased $5.42 million from December 31, 2000 to December 31, 2001 and one year certificates increased $1.68 million. Certificates of deposit categories with the largest declines from December 31, 2000 to December 31, 2001 included the eighteen-month and two year categories. Total eighteen month certificates of deposit dropped $4.27 million from December 31, 2000 to December 31, 2001 and two year certificates declined $5.54 million.

FHLB advances increased $6.5 million, from $14.00 million at December 31, 2000 to $20.5 million at December 31, 2001 due to additional borrowings in 2001, net of maturities. During 2001, new advances entered into by the Company totaled $13.50 million and advances totaling $7.00 million matured. The following schedule presents FHLB advances at December 31, 2001, by maturity date:

Date of Advance		Interest Rate	Fixed or Variable	Maturity Date		First Call Date	Amount
May	2001	4.40%	Fixed	February	2002	non callable	$ 2,000
December	2000	5.97	Fixed	June	2002	non callable	1,000
October	2000	6.00	Variable	October	2002	non callable	3,000
March	2001	4.48	Fixed	March	2006	March 2002	1,500
October	1998	4.30	Fixed	October	2008	January 2002	5,000
January	2001	4.55	Fixed	January	2011	January 2002	5,000
September	2001	3.80	Fixed	September	2011	September 2004	3,000
							$ 20,500

Proceeds from advances have provided liquidity for loans and treasury stock purchases. The $10.00 million in advances callable in January 2002 are callable quarterly. These advances were not called in January 2002.

Deferred compensation - directors decreased slightly from December 31, 2000 to December 31, 2001 due to payments to retired directors exceeding the sum of fees deferred and interest accrued on deferred balances. The Company deferred fees totaling $42,000, accrued interest to the plan of $34,000 and paid retired directors a total of $80,000 in 2001. Premiums due insurance companies decreased $68,000 in 2001 due partly to the timing of payments to insurance companies. Also, the Agency moved the billing for some customers to "direct billed", meaning that premiums are billed by the insurance companies and not by the Agency.

Total stockholders' equity declined from $20.23 million at December 31, 2000 to $18.56 million at December 31, 2001, a decrease of $1.67 million, or 8.3%. This decline resulted from net income of $1,201,000, plus ESOP and incentive plan shares earned of $325,000 and $35,000, respectively, less $5,000 from the decrease in the unrealized gain on securities available for sale, $406,000 in dividends declared and $2.82 million in treasury stock purchased.

In September 2001, the Company announced a 5% common stock repurchase program which was equal to 44,873 shares. As of February 28, 2002, the Company had repurchased a total of 41,990 shares related to this program at an average price of $18.73 per share. In December 2001, the Company announced plans to repurchase an additional 5% of the Company's common stock, or 43,358 shares. All repurchased shares will be held as treasury shares to be used for general corporate purposes.

Liquidity and Capital Resources of the Company and Bank

The Bank's primary sources of funds are deposits, principal and interest payments on loans, proceeds from sales of mortgage loans held for sale and proceeds from FHLB advances. While maturities and scheduled amortization of loans are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions, and competition. Recent legislation repealed the Office of Thrift Supervision's ("OTS") minimum liquidity ratio requirement for the Bank. The OTS is the Bank's primary regulator. OTS regulations now require the Bank to maintain sufficient liquidity to ensure its safe and sound operation. The Bank's liquidity ratios were 9.36% and 7.37% at December 31, 2001 and 2000, respectively. The primary source of funding for the Company is dividend payments from the Bank, principal and interest payments on loans purchased from the Bank and, to a lesser extent, earnings on investments and deposits held by the Company. Dividend payments by the Bank have primarily been used to fund stock repurchase programs. The OTS limits all capital distributions by the Bank directly or indirectly to the Company, including dividend payments. As the subsidiary of a savings and loan holding company, the Bank must file a notice, which is subject to disapproval, with the OTS prior to each proposed capital distribution. However, if the total amount of all capital distributions (including each proposed capital distribution) for the applicable calendar year exceeds net income to date for that year plus the retained net income (i.e. net income after deducting prior capital distributions) for the preceding two years, or if the amount of the proposed capital distribution would cause the Bank to fail to remain "adequately capitalized" under applicable laws and regulations, then the Bank must file an application to receive the approval of the OTS for the proposed capital distribution. As of December 31, 2001, the Bank could not pay any dividends to the Company without prior application to and approval from the OTS. The Company is not required to maintain a minimum level of regulatory liquidity.

The primary investment activity of the Bank is the origination of mortgage loans, commercial and consumer loans, and the purchase of mortgage-backed and Federal agency securities. Asset acquisitions during the year ended December 31, 2001 were primarily funded by deposits, FHLB advances and proceeds from sales of mortgage loans held for sale. Asset acquisitions during the year ended December 31, 2000 were primarily funded by deposits and FHLB advances. The primary investment activity of the Company is the investment in the Bank's stock and purchases of loans from the Bank.

A review of the Consolidated Statement of Cash Flows included in the accompanying financial statements shows that the Company's cash and cash equivalents ("cash") increased $523,000 and $630,000 for the years ended December 31, 2001 and December 31, 2000, respectively. Cash increased in 2001 due to net cash provided by operating activities of $117,000 and net cash provided by financing activities of $7.13 million, offset by net cash used by investing activities of $6.73 million. Cash provided by operating activities included net income of $1,201,000, plus non cash adjustments to net income including proceeds from sales of loans totaling $5.48 million, the provision for loan losses of $162,000, depreciation expense of $592,000 and ESOP expense of $325,000, less loans originated for sale of $7.69 million. Net cash provided by financing activities included the $5.85 million increase in demand deposits, money market, NOW, and savings accounts and $13.50 million generated from FHLB advances, offset by the $2.00 million decline in certificates of deposit, $7.00 million in FHLB advances that matured in 2001, $421,000 in cash dividends paid, and the purchase of treasury stock totaling $2.82 million. Cash used by investing activities included the $10.46 million net originations of loans, $211,000 purchase of FHLB stock and $152,000 in purchases of premises and equipment, offset by proceeds from maturing available-for-sale securities of $3.00 million, proceeds from maturities of held-to-maturity securities of $425,000 and principal repayments of mortgage-backed securities totaling $672,000.

Cash increased in 2000 due to net cash provided by operating activities of $2.08 million and net cash provided by financing activities of $3.85 million, offset by net cash used by investing activities of $5.30 million. Cash provided by operating activities included net income of $983,000, plus non cash adjustments to net income including the provision for loan losses of $300,000, depreciation expense of $630,000, ESOP expense of $284,000 and incentive plan expense of $188,000. Net cash provided by financing activities included the $3.83 million increase in demand deposits, money market, NOW, and savings accounts and $9.00 million generated from FHLB advances, offset by the $2.99 million decline in certificates of deposit, $3.00 million in FHLB advances that matured or were called in 2000, $480,000 in cash dividends paid, and the purchase of treasury stock totaling $2.55 million. Cash used by investing activities included the $5.28 million net originations of loans, $78,000 purchase of FHLB stock and $243,000 in purchases of premises and equipment, offset by proceeds from maturing securities held to maturity of $100,000 and principal repayments of mortgage-backed securities totaling $209,000.

At December 31, 2001, the Bank exceeded all of its regulatory capital requirements with tangible capital and tier 1 capital both at $9.79 million or 6.1% of adjusted total assets and risk-based capital at $10.83 million or 10.9% of total risk-weighted assets. The required ratios are 1.5% for tangible capital to adjusted total assets, 4.0% for tier 1 capital to average assets and 8.0% for risk-based capital to risk-weighted assets. See Note 11 -- "Regulatory Matters" in the accompanying Notes to Consolidated Financial Statements for the Bank's capital calculations as of December 31, 2001 and 2000.

The Bank's most liquid assets are cash and cash equivalents. The level of cash and cash equivalents is dependent on the Bank's operating, financing, lending and investing activities during any given period. At December 31, 2001, cash and cash equivalents totaled $11.17 million. The Company's and Bank's future short-term requirements for cash are not expected to significantly change. However, in the event that the Bank should require funds beyond its ability to generate them internally, additional sources of funds are available, such as FHLB advances. With no parent company debt and sound capital levels, the Company has several options for longer-term cash needs, such as for future expansion and acquisitions. These options include issuing debt securities, raising equity capital if market conditions are favorable and issuing trust preferred securities.

Management is not aware of any current recommendations or government proposals which if implemented would have a material effect on the Company's liquidity, capital resources or operations.

Management of Interest Rate Risk

The principal objective of the Company's interest rate risk management function is to evaluate the interest rate risk included in certain balance sheet accounts, determine the level of risk appropriate given the Company's business focus, operating environment, capital and liquidity requirements and performance objectives, establish asset concentration guidelines and manage the risk consistent with Board-approved guidelines. Through such management, the Company seeks to reduce the vulnerability of its operations to changes in interest rates and to manage the ratio of interest rate sensitive assets to interest rate sensitive liabilities within specified maturities or repricing dates. The Company's Board of Directors has established an Asset/Liability Committee consisting of management officers, which is responsible for reviewing the Company's asset/liability policies and interest rate risk position. Such committee generally meets on a quarterly basis, and at other times as dictated by market conditions, and reports to the Board of Directors after each such meeting.

The Company's interest rate risk strategy primarily consists of: (i) emphasizing the attraction and retention of core deposits, which tend to be a more stable source of funding; (ii) emphasizing the origination of adjustable rate mortgage loan products and short-term commercial loans, the origination of which is largely dependent on the market demand for such loans; (iii) when market conditions are favorable and in consideration of the regulatory requirements relating to required levels of residential loans which must be maintained by the Bank, selling fixed-rate one-to-four-family mortgage loans; (iv) investing primarily in short-term U.S. Government securities and mortgage-backed securities; and (v) using FHLB advances as a funding source when rates on FHLB advances compare favorably to local competitive deposit rates. As a traditional thrift lender, the Company has a significant amount of its earning assets invested in fixed-rate mortgages with contractual maturities greater than one year. At December 31, 2001, an aggregate of $76.96 million, or 45.7% of total assets, were invested in such assets.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2001 which mature or reprice in the periods shown. Except as stated in the table, the amount of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity.

Interest Rate Sensitivity (in thousands)

At December 31, 2001

	Within One Month	Over One Month Through Three Months	Over Three Months Through Six Months	Over Six Months Through Twelve Months	Over One Year	Total
Interest-earning assets:						
Interest-bearing demand deposits	$ 6,334	$ --	$ --	$ --	$ --	$ 6,334
Investment securities, net (1)	14	29	43	86	3,050	3,222
Loans, net (2)	8,600	2,988	5,502	8,778	119,538	145,406
Total interest-earning assets	$ 14,948	$ 3,017	$ 5,545	$ 8,864	$ 122,588	$ 154,962
Interest-bearing liabilities:						
NOW, savings and insured money market deposits	$ 46,300	$ --	$ --	$ --	$ --	$ 46,300
Certificates of deposit	6,753	7,840	13,425	19,703	21,629	69,350
Total interest-bearing deposits	53,053	7,840	13,425	19,703	21,629	115,650
FHLB advances and other Interest-bearing liabilities (3)	--	2,000	1,000	3,000	15,148	21,148
Total interest-bearing liabilities	53,053	9,840	14,425	22,703	36,777	136,798
Excess (deficiency) of interest-earning assets over interest-bearing liabilities	$ (38,105)	$ (6,823)	$ (8,880)	$ (13,839)	$ 85,811	$ 18,164
Cumulative excess (deficiency) of interest-earning assets over interest-bearing liabilities	$ (38,105)	$ (44,928)	$ (53,808)	$ (67,647)	$ 18,164	$ 18,164
Cumulative interest-earning assets divided by interest-bearing liabilities	.28	.29	.30	.32	1.13	1.13

(1) Includes FHLB stock and reflects repricing, contractual maturity or anticipated call date.
(2) Loans, which includes mortgage loans held for sale, are placed in the various interest-sensitive periods based on historical prepayment tendencies as well as contractual terms.
(3) FHLB advances reflect contractual maturity or anticipated call date.

The Company tends to be liability sensitive due to the levels of short-term NOW, savings and insured money market deposits maintained. However, the effect of rate increases on these deposits, which are mainly core retail deposits, tends to lag behind the change in market rates. This lag generally lessens the negative impact on net interest income during a period of rising interest rates. Based on the information provided in the table, assuming no management intervention, the effect of an increase in interest rates of 100 basis points would reduce annualized net interest income by approximately $381,000 in the one month category or approximately $449,000 in the three month category. A decrease in interest rates would have the opposite effect.

Management believes that the assumptions used to evaluate interest rate sensitivity approximate actual experience and considers this method a reasonable tool; however, the interest rate sensitivity of the Company's assets and liabilities and the estimated effects of changes in interest rates on net interest income could vary substantially if different assumptions were used or actual experience differs from the historical experiences on which these assumptions were based.

Current Accounting Issues

In September 2001, Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" was issued establishing accounting and reporting standards requiring all business combinations initiated after September 30, 2001 to be accounted for using the purchase method. SFAS No. 141 is effective for the Company for the fiscal quarter beginning July 1, 2001. The impact of this statement is dependent on future acquisition activity.

Also in September 2001, SFAS No. 142 "Goodwill and Other Intangible Assets" was issued effective for the first period of all fiscal years beginning after December 13, 2001, with early adoption permitted for entities with fiscal years beginning after March 15, 2001. SFAS No. 142 addresses how acquired intangible assets should be accounted for in financial statements upon their acquisition, and also how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. In general, non-goodwill intangible assets are to be amortized in accordance with their estimated useful lives. In addition, amortization of goodwill has been eliminated, with capitalized goodwill now being subjected to at least an annual assessment for impairment. A two-step process is to be used to determine, first whether an impairment exists, and then whether an adjustment is required. SFAS No. 142 is effective for the Company for the fiscal quarter beginning January 1, 2002. The Company has not yet quantified the impact of adopting this statement on its financial position or results of its operation.

In July 2001, SFAS No. 143, "Accounting for Asset Retirement Obligations" was issued. SFAS No. 143 establishes standards for accounting and reporting of obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. SFAS No. 143 is effective beginning June 15, 2002. The adoption of this Statement is not expected to have an impact on the Company.

In October 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued. Under SFAS No. 144, long-lived assets to be sold within one year must be separately identified and carried at the lower of carrying value or fair value less costs to sell.

Long-lived assets expected to be held longer than one year are subject to depreciation and must be written down to fair value upon impairment. Long-lived assets no longer expected to be sold within one year, such as some foreclosed real estate, must be written down to the lower of current fair value or fair value at the date of foreclosure adjusted to reflect depreciation since acquisition. SFAS No. 144 must be implemented by January 1, 2002. The adoption of this Statement is not expected to have an impact on the Company.

Independent Accountants' Report

Board of Directors and Stockholders
Great American Bancorp, Inc.
Champaign, Illinois

We have audited the accompanying consolidated balance sheets of Great American Bancorp, Inc. and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Great American Bancorp, Inc. and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

BKD, LLP

Decatur, Illinois
February 1, 2002

GREAT AMERICAN BANCORP, INC. AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 2001 and 2000

(in thousands, except share data)

	2001	2000
Assets		
Cash and due from banks	$ 4,832	$ 6,104
Interest-bearing demand deposits	6,334	4,539
Cash and cash equivalents	11,166	10,643
Available-for-sale securities	--	3,009
Held-to-maturity securities	2,056	3,153
Mortgage loans held for sale	2,343	--
Loans, net of allowance for loan losses of $1,040 and $889 in 2001 and 2000, respectively	143,063	132,731
Premises and equipment	6,362	6,802
Federal Home Loan Bank stock	1,166	890
Interest receivable	789	869
Cash surrender value of life insurance	251	237
Insurance premiums receivable	204	292
Deferred income taxes	81	125
Income taxes receivable	--	116
Mortgage servicing rights	51	5
Goodwill	485	529
Other	328	276
Total assets	$ 168,345	$ 159,677
Liabilities and Stockholders' Equity		
Liabilities		
Deposits		
Noninterest-bearing deposits	$ 11,890	$ 11,573
Interest-bearing deposits		
Savings, NOW and money market	46,300	40,764
Time	69,350	71,348
Total deposits	127,540	123,685
Federal Home Loan Bank advances	20,500	14,000
Deferred compensation - directors	648	652
Advances from borrowers for taxes and insurance	319	298
Accrued postretirement benefit obligation	211	171
Accrued real estate taxes	136	134
Premiums due insurance companies	101	169
Dividend payable	95	110
Income taxes payable	23	--
Interest payable	91	80
Other	122	146
Total liabilities	149,786	139,445

Commitments and Contingent Liabilities

See Notes to Consolidated Financial Statements.

	2001	2000
Stockholders' Equity		
Preferred stock, $0.01 par value		
Authorized and unissued - 1,000,000 shares	$ --	$ --
Common stock, $0.01 par value		
Authorized - 7,000,000 shares		
Issued and outstanding - 2,052,750 shares	21	21
Additional paid-in capital	20,165	20,036
Retained earnings	17,838	17,043
Accumulated other comprehensive income		
Unrealized appreciation on available-for-sale securities, net of income taxes 2000 - $4	--	5
	38,024	37,105
Treasury stock, at cost		
Common: 2001 - 1,185,583 shares, 2000 - 1,014,250 shares	(19,393)	(16,570)
Unallocated employee stock ownership plan shares: 2000 - 19,748 shares	--	(197)
Unearned incentive plan shares: 2001 - 5,010 shares, 2000 - 7,377 shares	(72)	(106)
Total stockholders' equity	18,559	20,232
Total liabilities and stockholders' equity	$ 168,345	$ 159,677

See Notes to Consolidated Financial Statements.

GREAT AMERICAN BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Income

Years Ended December 31, 2001 and 2000

(in thousands, except share data)

	2001	2000
Interest Income		
Loans	$ 11,138	$ 10,642
Available-for-sale securities	120	197
Held-to-maturity securities	163	209
Deposits with banks and other	286	318
Total interest income	11,707	11,366
Interest Expense		
Deposits	4,895	5,017
Federal Home Loan Bank advances	929	554
Other	34	40
Total interest expense	5,858	5,611
Net Interest Income	5,849	5,755
Provision for Loan Losses	162	300
Net Interest Income After Provision for Loan Losses	5,687	5,455
Noninterest Income		
Insurance sales commissions	1,111	702
Brokerage commissions	122	206
Customer service fees	573	560
Other service charges and fees	164	145
Sale of mortgage loans, net of commissions	127	--
Loan servicing fees	13	16
Other	12	6
Total noninterest income	2,122	1,635

See Notes to Consolidated Financial Statements.

	2001	2000
Noninterest Expense		
Salaries and employee benefits	$ 3,248	$ 3,055
Net occupancy expense	588	638
Equipment expense	603	620
Data processing fees	76	86
Deposit insurance premium	23	25
Printing and office supplies	299	271
Legal and professional fees	212	230
Directors and committee fees	100	98
Insurance expense	55	45
Marketing and advertising expense	188	167
Other	403	375
Total noninterest expenses	5,795	5,610
Income Before Income Taxes	2,014	1,480
Provision for Income Taxes	813	497
Net Income	$ 1,201	$ 983
Other Comprehensive Income		
Unrealized appreciation (depreciation) on available-for-sale securities, net of income taxes (credit) of ($4) and $13, for 2001 and 2000, respectively	(5)	18
Comprehensive Income	$ 1,196	$ 1,001
Basic Earnings per Share	$ 1.29	$ 0.92
Diluted Earnings per Share	$ 1.25	$ 0.91

See Notes to Consolidated Financial Statements.

GREAT AMERICAN BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Stockholders' Equity

(in thousands, except share data)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Unallocated Employee Stock Ownership Plan Shares	Unearned Incentive Plan Shares	Total
Balance, January 1, 2000	$ 21	$ 19,968	$ 16,521	$ (13)	$ (14,019)	$ (410)	$ (297)	$ 21,771
Net income	--	--	983	--	--	--	--	983
Dividends on common stock, $0.44 per share	--	--	(461)	--	--	--	--	(461)
Purchase of treasury stock (185,215 shares)	--	--	--	--	(2,551)	--	--	(2,551)
Change in unrealized appreciation on available-for-sale securities net of income taxes of $13	--	--	--	18	--	--	--	18
Employee stock ownership plan shares allocated (21,238 shares)	--	71	--	--	--	213	--	284
Incentive plan shares earned (13,249 shares)	--	(3)	--	--	--	--	191	188
Balance, December 31, 2000	$ 21	$ 20,036	$ 17,043	$ 5	$ (16,570)	$ (197)	$ (106)	$ 20,232
Net income	--	--	1,201	--	--	--	--	1,201
Dividends on common stock, $0.44 per share	--	--	(406)	--	--	--	--	(406)
Purchase of treasury stock (171,333 shares)	--	--	--	--	(2,823)	--	--	(2,823)
Change in unrealized depreciation on available-for-sale securities net of income tax credit of ($4)	--	--	--	(5)	--	--	--	(5)
Employee stock ownership plan shares allocated (19,748 shares)	--	128	--	--	--	197	--	325
Incentive plan shares earned (2,367 shares)	--	1	--	--	--	--	34	35
Balance, December 31, 2001	**$ 21**	**$ 20,165**	**$ 17,838**	**$ --**	**$ (19,393)**	**$ --**	**$ (72)**	**$ 18,559**

See Notes to Consolidated Financial Statements.

GREAT AMERICAN BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years Ended December 31, 2001 and 2000

(in thousands)

	2001	2000
Operating Activities		
Net income	$ 1,201	$ 983
Items not requiring (providing) cash		
Depreciation expense	592	630
Amortization of goodwill	44	43
Provision for loan losses	162	300
Amortization of premiums and discounts on securities	--	1
Amortization of loan servicing rights	5	5
Amortization of deferred loan fees	(34)	(20)
Deferred income taxes	48	(82)
Federal Home Loan Bank stock dividends	(65)	(45)
Employees stock ownership plan compensation expense	325	284
Incentive plan expense	35	188
Net gains on sales of loans	(127)	--
Loans originated for sale	(7,692)	--
Proceeds from sales of loans	5,476	--
Changes in		
Accrued interest receivable	80	(19)
Income taxes receivable	116	22
Prepaid expenses and other assets	(29)	(246)
Interest payable	11	31
Other liabilities	(54)	2
Income taxes payable	23	--
Net cash provided by operating activities	117	2,077
Investing Activities		
Net originations of loans	(10,460)	(5,283)
Purchase of premises and equipment	(152)	(243)
Proceeds from maturities of available-for-sale securities	3,000	--
Proceeds from maturities of held-to-maturity securities	425	100
Proceeds from paydowns of mortgage backed securities	672	209
Purchase of Federal Home Loan Bank stock	(211)	(78)
Net cash used by investing activities	(6,726)	(5,295)
Financing Activities		
Net increase in demand deposits, money market, NOW and savings accounts	5,853	3,825
Net decrease in certificates of deposit	(1,998)	(2,985)
Repayment of Federal Home Loan Bank advances	(7,000)	(3,000)
Proceeds from Federal Home Loan Bank advances	13,500	9,000
Dividends paid	(421)	(480)
Purchase of treasury stock	(2,823)	(2,551)
Net increases in advances from borrowers for taxes and insurance	21	39
Net cash provided by financing activities	7,132	3,848
Increase in Cash and Cash Equivalents	523	630
Cash and Cash Equivalents, Beginning of Year	10,643	10,013
Cash and Cash Equivalents, End of Year	$ 11,166	$ 10,643
Supplemental Cash Flows Information		
Interest paid	$ 5,847	$ 5,580
Income taxes paid (net of refunds)	626	600

See Notes to Consolidated Financial Statements.

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Great American Bancorp, Inc. ("Company") is a thrift holding company whose principal activity is the ownership and management of First Federal Savings Bank of Champaign-Urbana ("Bank"). The Bank operates under a federal savings charter and provides full banking and mortgage services to individual and corporate customers in Champaign County, Illinois and surrounding counties. The Company and Bank are subject to regulation by certain federal agencies and undergo periodic examinations by those regulatory authorities. The Company and Bank are subject to competition from other financial institutions.

The Bank's subsidiary, Park Avenue Service Corporation ("PASC"), offers insurance and brokerage services to customers located primarily in Champaign County, Illinois and surrounding counties. GTPS Insurance Agency, a division of PASC, sells a variety of insurance products to both individuals and businesses, including life, health, auto, property and casualty insurance. PASC also provides full service brokerage activities through a third-party broker-dealer and engages in the sale of tax deferred annuities. The revenue generated by PASC is dependent upon maintaining relationships with the current insurance and brokerage providers.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank, and the Bank's wholly-owned subsidiary, PASC. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2001 and 2000, cash equivalents consisted of interest-bearing demand deposits held primarily at the Federal Home Loan Bank and in a money market fund.

Securities

Available-for-sale securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are carried at fair value. Realized gains and losses, based on amortized cost of the specific security, are included in other income. Unrealized gains and losses are recorded, net of related income tax effects, in stockholders' equity. Premiums and discounts are amortized and accreted, respectively, to interest income using the level-yield method over the period to maturity.

Held-to-maturity securities, which include any security for which the Company has the positive intent and ability to hold until maturity, are carried at historical cost adjusted for amortization of premiums and accretion of discounts. Premiums and discounts are amortized and accreted, respectively, to interest income using the level-yield method over the period to maturity.

Interest and dividends on investments in debt and equity securities are included in income when earned.

Mortgage Loans Held for Sale

Mortgage loans held for sale are carried at the lower of cost or fair value, determined using an aggregate basis. Write-downs to fair value are recognized as a charge to earnings at the time the decline in value occurs. Gains and losses resulting from sales of mortgage loans are recognized when the respective loans are sold to investors. Gains and losses are determined by the difference between the selling price and the carrying amount of the loans sold, net of discounts collected or paid and considering a normal servicing rate.

Loans

Loans are carried at the principal amount outstanding. Interest income is accrued on the principal balances of loans. Certain loan fees and direct costs are deferred and amortized as an adjustment of yield on the loans.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

Premises and Equipment

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are capitalized and depreciated using the straight-line method over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter.

Goodwill

Goodwill is being amortized on the straight-line basis over fifteen years. Such assets are periodically evaluated as to the recoverability of their carrying value.

Federal Home Loan Bank Stock

Federal Home Loan Bank stock is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula.

Fee Income

Loan origination fees, net of direct origination costs, are recognized as income using the level-yield method over the term of the loans. Loan servicing income represents fees earned for servicing real estate mortgage loans owned by various investors.

Loan Servicing

The cost of mortgage-servicing rights acquired is amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of mortgage-servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on the predominant risk characteristics of the underlying loans. The predominant characteristic currently used for stratification is type of loan. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value.

Incentive Plan

The Company accounts for its stock award program, or incentive plan, in accordance with Accounting Principles Board Opinion ("APB") No. 25. The purchase price of unearned shares owned by the incentive plan is reflected as a reduction of stockholders' equity. Compensation expense is based on the market price of the Company's stock on the date the shares are granted and is recorded over the vesting period. The difference between the aggregate purchase price and the fair value on the date granted of the shares earned is recorded as an adjustment to paid-in capital.

Employee Stock Ownership Plan

The Company accounts for its employee stock ownership plan ("ESOP") in accordance with American Institute of Certified Public Accountants ("AICPA") Statement of Position 93-6. The cost of shares issued to the ESOP but not yet committed to be released to participants is presented in the consolidated balance sheet as a reduction of stockholders' equity. Compensation expense is recorded based on the market price of the shares as they are committed to be released for allocation to participant accounts. The difference between the market price and the cost of shares committed to be released is recorded as an adjustment to paid-in capital. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are not considered dividends for financial statement purposes.

ESOP shares are considered outstanding for earnings per share calculations as they are committed to be released; uncommitted shares are not considered outstanding.

Stock options are granted for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and accordingly, recognizes no compensation expense for the stock option grants.

Postretirement Benefits

The Company is recognizing the transition obligation using the straight-line method over the plan participants' remaining average future service period.

Income Taxes

Deferred tax liabilities and assets are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. The Company files consolidated income tax returns with its subsidiary.

Treasury Stock

Treasury stock is stated at cost. Cost is determined by the first-in, first-out method.

Earnings Per Share

Basic earnings per share have been computed based upon the weighted-average common shares outstanding during each year. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

Reclassifications

Certain reclassifications have been made to the 2000 financial statements to conform to the 2001 financial statement presentation. These reclassifications had no effect on net earnings.

Note 2: Restriction on Cash and Due from Banks

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2001 was $1,050,000.

Note 3: Investments

Available-for-Sale Securities

The amortized cost and approximate fair values of securities classified as available for sale are as follows:

	December 31, 2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Approximate Fair Value
U.S. government agencies	$ 3,000	$ 10	$ (1)	$ 3,009
	$ 3,000	$ 10	$ (1)	$ 3,009

Held-to-Maturity Securities

The amortized cost and approximate fair values of securities classified as held-to-maturity are as follows:

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Approximate Fair Value
Mortgage-backed securities	$ 2,056	$ 34	$ --	$ 2,090
	$ 2,056	$ 34	$ --	$ 2,090

	December 31, 2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Approximate Fair Value
Mortgage-backed securities	$ 2,728	$ --	$ (37)	$ 2,691
State and political subdivisions	425	--	--	425
	$ 3,153	$ --	$ (37)	$ 3,116

The Company did not hold any securities of a single issuer, payable from and secured by the same source of revenue or taxing authority, the book value of which exceeded 10% of stockholders' equity at December 31, 2001.

Note 4: Loans and Allowance for Loan Losses

Categories of loans at December 31, 2001 and 2000, include:

	2001	2000
First mortgage loans (principally conventional)		
Principal balances		
Secured by one-to-four-family residences	$ 81,725	$ 77,064
Secured by other properties	36,366	37,230
Construction loans	3,907	1,221
	121,998	115,515
Less		
Net deferred loan origination fees	(68)	(63)
Total first mortgage loans	121,930	115,452
Commercial and consumer loans		
Principal balances		
Commercial	9,553	6,569
Consumer	12,620	11,599
Total commercial and consumer loans	22,173	18,168
Total loans	144,103	133,620
Less allowance for loan losses	(1,040)	(889)
	$ 143,063	$ 132,731

Information on impaired loans as of December 31, 2001 and 2000 is summarized as follows:

	2001	2000
Impaired loans with an allowance	$ 47	$ 406
Allowance for impaired loans (included in the Company's allowance for loan losses)	9	48

	For the Year Ended December 31	
	2001	2000
Average balance of impaired loans	$ 175	$ 496
Interest income recognized on impaired loans	7	13
Cash-basis interest included above	7	13

Activity in the allowance for loan losses was as follows:

		2001		2000
Balance, beginning of year	$	889	$	703
Provision charged to expense		162		300
Losses charged off, net of recoveries of $8 for 2001 and $17 for 2000		(11)		(114)
Balance, end of year	$	1,040	$	889

Note 5: Premises and Equipment

Major classifications of premises and equipment, stated at cost, are as follows:

		2001		2000
Land	$	1,545	$	1,545
Buildings and improvements		5,252		5,233
Leasehold improvements		867		867
Equipment		3,513		3,380
		11,177		11,025
Less accumulated depreciation		(4,815)		(4,223)
Net premises and equipment	$	6,362	$	6,802

Note 6: Leases

The Company leases one branch office and another office previously operated as a branch office under operating leases. The branch office is rented on a twenty-five year lease with four ten-year options with escalating rental payments.

The previous branch office is currently on a thirty-month lease which is renewable for two additional thirty-month terms at the lessee's option. This office is being subleased to an unrelated party. In addition, the lessee is required to pay the property taxes, normal maintenance and insurance on the property.

The total minimum lease commitment at December 31, 2001 under these leases is $275,000 which is due as follows:

	Lease Payments		Rent from Sublease		Net Lease Payment	
Years ending December 31						
2002	$	58	$	30	$	28
2003		58		30		28
2004		58		30		28
2005		18		30		(12)
2006		18		30		(12)
During the remaining lease term		65		109		(44)
Total	$	275	$	259	$	16

Total rent expense was $58,000 for both of the years ended December 31, 2001 and 2000.

Note 7: Loan Servicing

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others was $9,146,000 and $5,188,000 at December 31, 2001 and December 31, 2000, respectively.

Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in demand deposits, were approximately $33,000 and $12,000 at December 31, 2001 and 2000, respectively.

Information on mortgage servicing rights is presented below:

	2001		2000	
Mortgage Servicing Rights				
Balance, beginning of year	$	5	$	10
Servicing rights capitalized		51		--
Amortization of servicing rights		(5)		(5)
Balance, end of year	$	51	$	5

Note 8: Deposits

Deposits in denominations of $100,000 or more were $20,364,000 on December 31, 2001 and $18,076,000 on December 31, 2000.

At December 31, 2001, the scheduled maturities of time deposits are as follows:

2002	$	47,721
2003		12,447
2004		3,897
2005		3,668
2006		843
Thereafter		774
	$	69,350

Note 9: Income Taxes

The provision for income taxes includes these components:

		2001		2000
Taxes currently payable				
Federal	$	630	$	564
State		135		15
Deferred income taxes				
Federal		39		(67)
State		9		(15)
Income tax expense	$	813	$	497

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below:

		2001		2000
Computed at the statutory rate (34%)	$	685	$	503
Increase (decrease) resulting from				
State income taxes		95		--
Allocating ESOP shares		31		17
Other		2		(23)
Actual tax expense	$	813	$	497

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	2001	2000
Deferred tax assets		
Allowance for loan losses	$ 381	$ 311
Deferred compensation	251	253
Postretirement benefit obligation	82	66
Deferred loan fees	17	13
Other	--	50
	731	693
Deferred tax liabilities		
Federal Home Loan Bank stock basis	(69)	(38)
Depreciation	(538)	(518)
Mortgage servicing rights	(20)	(2)
Unrealized gains on available-for-sale securities	--	(4)
Other	(23)	(6)
	(650)	(568)
Net deferred tax asset	$ 81	$ 125

Retained earnings at December 31, 2001 and 2000 include approximately $4,300,000 for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions as of December 31, 1987 for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which income would be subject to the then-current corporate income tax rate. The deferred income tax liability on the preceding amount that would have been recorded if they were expected to reverse into taxable income in the foreseeable future was approximately $1,669,000 at December 31, 2001 and 2000.

Note 10: Federal Home Loan Bank Advances

Federal Home Loan Bank advances at December 31, 2001 and 2000 were as follows:

	2001	2000
Federal Home Loan Bank advances, variable and fixed rates, (3.80% to 6.00% at December 31, 2001) due at various dates through October, 2011	$ 20,500	$ 14,000

Aggregate annual maturities of Federal Home Loan Bank advances at December 31, 2001, are:

2002	$	6,000
2006		1,500
Thereafter		13,000
	$	20,500

The $1,500,000 advance maturing in 2006 is callable on a one-time basis by the Federal Home Loan Bank in March 2002 and has a rate of 4.48%. The Company also has a $5,000,000 advance maturing in 2008 and an additional $5,000,000 advance maturing in 2011 that are both callable on a quarterly basis. The rate on the $5,000,000 advance maturing in 2008 is 4.30% and the rate on the $5,000,000 advance maturing in 2011 is 4.55%. A $3,000,000 advance maturing in 2011 is also callable on a one-time basis in September 2004 and has a rate of 3.80%.

Note 11: Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001 and 2000, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2001, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2001						
Total Capital (to Risk-Weighted Assets)	$ 10,825	10.9%	$ 7,934	8.0%	$ 9,918	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	9,790	9.9	3,967	4.0	5,951	6.0
Tier 1 Capital (to Average Assets)	9,790	6.1	6,404	4.0	8,006	5.0
Tangible Capital (to Adjusted Total Assets)	9,790	6.1	2,401	1.5		N/A
As of December 31, 2000						
Total Capital (to Risk-Weighted Assets)	$ 10,589	11.9%	$ 7,137	8.0%	$ 8,921	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	9,728	10.9	3,568	4.0	5,352	6.0
Tier 1 Capital (to Average Assets)	9,728	6.5	6,019	4.0	7,524	5.0
Tangible Capital (to Adjusted Total Assets)	9,728	6.5	2,257	1.5		N/A

The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 2001, there were no retained earnings available for dividend declaration without prior regulatory approval.

Note 12: Related Party Transactions

At December 31, 2001 and 2000, the Company had loans outstanding to executive officers, directors and companies in which the Company's executive officers or directors were principal owners in the amount of $1,297,000 and $1,399,000, respectively.

The aggregate amount of loans, as defined, to such related parties were as follows:

Balances, January 1, 2001	$	1,399
Change in composition of related parties		(181)
New loans, including renewals		844
Payments, etc.		(765)
Balances, December 31, 2001	$	1,297

In management's opinion, such loans and other extensions of credit and deposits were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management's opinion, these loans did not involve more than normal risk of collectibility or present other unfavorable features.

Deposits from related parties held by the Company at December 31, 2001 and 2000 totaled $513,000 and $646,000, respectively.

Note 13: Employee Benefit Plans

The Company has an employee stock ownership plan ("ESOP") covering substantially all of its employees. The ESOP borrowed $1,642,000 from the Company and used those funds to acquire 164,220 shares of the Company's common stock at $10 per share. The ESOP covers employees who complete at least twelve consecutive months of service for the Bank during which the employee performs at least 1,000 hours of service. A participant is 100 percent vested after seven years of credited service.

The ESOP shares are held in trust and allocated to ESOP participants based on the interest and principal payments made by the ESOP on the loan from the Company. The loan, which was repaid during 2001, was secured by shares purchased with the loan proceeds and was repaid by the ESOP with funds from the Company's discretionary contributions to the ESOP and earnings on ESOP assets. Dividends on unallocated ESOP shares were applied to reduce the loan. Principal payments occurred in even annual amounts over a seven year period.

During the year ended December 31, 2001, 19,748 shares of stock with an average fair value of $16.46 were committed to be released, resulting in ESOP compensation expense of $325,000. During the year ended December 31, 2000, 21,238 shares of stock with an average fair value of $13.37 were committed to be released, resulting in ESOP compensation expense of $284,000.

The following table reflects the shares held by the plan as of and for the years ended December 31, 2001 and 2000:

	2001	2000
Shares earned by participants	164,220	144,472
Shares distributed to participants	(24,752)	(17,660)
Unallocated shares	--	19,748
Total ESOP shares	139,468	146,560
Fair value of unallocated shares	$ --	$ 267

The Board of Directors of the Company may direct payment of cash dividends on shares allocated to participants to be paid in cash to the participants or to be credited to participant accounts and invested.

The Company has a stock-based compensation program which provides for the granting of stock of the Company as stock awards and options to purchase stock of the Company (the "Incentive Plan").

The Incentive Plan covers key employees and directors and is authorized to acquire and grant as stock awards 82,110 shares of the Company's common stock or 4 percent of the shares issued in the Company's initial public offering. The 82,110 shares were acquired in 1997 by funds contributed by the Company. Participants in the Incentive Plan vest at a rate of 20 percent per year commencing one year after the date such shares are granted. In the event of a change in control or death or disability, all unvested stock awards would vest immediately.

The following is a summary of the status of the stock awards and changes in the stock awards as of and for the years ended December 31, 2001 and 2000:

	2001	2000
Stock Awards:	Shares	Shares
Outstanding, beginning of year	15,139	30,391
Granted	1,200	--
Distributed	(14,050)	(14,652)
Forfeited	--	(600)
Outstanding, end of year	2,289	15,139
Shares available for future stock awards	3,829	5,029
Total stock awards	6,118	20,168

During the year ended December 31, 2001, 2,367 shares representing stock awards were earned by participants and resulted in compensation expense of $35,000. For the year ended December 31, 2000, 13,249 shares were earned and resulted in compensation expense of $188,000. The shares forfeited in 2000 were shares that would have been earned by the participants in subsequent years.

Note 14: Stock Option Plan

Under the Company's incentive stock option plan, which is accounted for in accordance with APB No. 25, "Accounting for Stock Issued to Employees," and related interpretations, the Company grants directors, selected executives and other key employees stock option awards which vest at a rate of 20 percent per year commencing one year after the date the shares are granted. The plan provides that in the event of a change in control or death or disability, all unvested options will be immediately exercisable. During 1996, the Company authorized the grant of options for up to 205,275 shares of the Company's common stock or 10 percent of the shares issued in the Company's initial public offering. The exercise price of each option, which has a 10-year life, was equal to the market price of the Company's stock on the date of grant; therefore, no compensation expense was recognized.

The following is a summary of the status of the Company's stock option plan and changes in that plan as of and for the years ended December 31, 2001 and 2000:

	2001		2000	
Options:	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	180,101	$ 14.22	187,601	$ 14.21
Granted	2,800	15.94	--	--
Exercised	--	--	--	--
Forfeited	--	--	(7,500)	14.00
Outstanding, end of year	182,901	$ 14.25	180,101	$ 14.22
Options exercisable at year end	176,745		142,124	
Weighted-average fair value of options granted during the year		$ 3.46		$ --

As of December 31, 2001, the 182,901 options outstanding have exercise prices ranging from $14.00 to $16.38 and a weighted-average remaining contractual life of 4.3 years.

Although the Company has elected to follow APB No. 25, SFAS No. 123 requires pro forma disclosures of net income and earnings per share as if the Company had accounted for its stock options under that Statement. For options granted in 2001, the fair value of each option grant was estimated on the grant date using an option-pricing model with the following assumptions:

	2001
Risk-free interest rates	4.32%
Dividend yields	2.76%
Volatility factors of expected market price of common stock	18.00%
Weighted-average expected life of the options (years)	10.00

Under SFAS No. 123, compensation cost is recognized in the amount of the estimated fair value of the options and amortized to expense over the options' vesting period. The pro forma effect on net income and earnings per share of this statement are as follows:

		2001	2000
Net income	As reported	$ 1,201	$ 983
	Pro forma	1,163	849
Basic earnings per share	As reported	$ 1.29	$ 0.92
	Pro forma	1.25	0.80
Diluted earnings per share	As reported	$ 1.25	$ 0.91
	Pro forma	1.21	0.79

Note 15: Postretirement Plan

The Company sponsors a defined-benefit postretirement plan that covers both salaried and nonsalaried employees. The following table sets forth the plan's funded status, and amounts recognized in the consolidated financial statements as of December 31, 2001 and 2000:

	2001	2000
Change in benefit obligation		
Benefit obligation at beginning of year	$ 264	$ 228
Service cost	22	16
Interest cost	19	16
Actuarial gain	12	11
Benefits paid	(9)	(7)
Benefit obligation at end of year	308	264
Change in plan assets		
Fair value of plan assets at end of year	--	--
Funded status	(308)	(264)
Unrecognized net actuarial gain	(10)	(22)
Unrecognized transition liability	107	115
Accrued benefit cost	$ (211)	$ (171)
Components of net periodic benefit cost		
Service cost	22	16
Interest cost	19	16
Amortization of prior service cost	8	8
Net periodic benefit cost	$ 49	$ 40

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 9 percent, gradually declining to 5 percent in the year 2005.

The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.25 percent in 2001 and 2000.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage-point change in assumed health care cost trend rates would have the following effects:

	One Percentage Point	
	Increase	Decrease
Effect on total service components	$ 17	$ (6)
Effect on postretirement benefit obligation	69	(52)

Note 16: Deferred Compensation

The Company has a deferred compensation plan for its directors whereby each director may elect to defer his annual fees. For the years ended December 31, 2001 and 2000, fees deferred totaled $42,000 and $54,000, interest expense related to this plan was $34,000 and $40,000, and payments to directors totaled $80,000 in 2001 and $53,000 in 2000.

Note 17: Business Industry Segments

The Company's primary business involves the typical banking services of generating loans and receiving deposits. Through PASC, the Company also provides insurance and brokerage services to customers. The following schedule is a summary of selected data for the Company's various business segments:

	Banking Services	Insurance/ Brokerage Services	Company	Eliminations	Total
2001					
Total interest income	$ 11,707	$ --	$ 11,707	$ --	$ 11,707
Total noninterest income	923	1,239	2,162	(40)	2,122
Total interest expense	5,858	--	5,858	--	5,858
Total noninterest expense	4,897	938	5,835	(40)	5,795
Income before income tax	1,713	301	2,014	--	2,014
Income tax expense	690	123	813	--	813
Net income	1,023	178	1,201	--	1,201
Total assets	168,516	968	169,484	(1,139)	168,345
2000					
Total interest income	$ 11,366	$ --	$ 11,366	$ --	$ 11,366
Total noninterest income	747	908	1,655	(20)	1,635
Total interest expense	5,611	--	5,611	--	5,611
Total noninterest expense	4,946	684	5,630	(20)	5,610
Income before income tax	1,256	224	1,480	--	1,480
Income tax expense	404	93	497	--	497
Net income	852	131	983	--	983
Total assets	159,545	888	160,433	(756)	159,677

Note 18 -- Earnings per share

Earnings per share (EPS) were computed as follows:

	Year Ended December 31, 2001		
	Income	Weighted Average Shares	Per Share Amount
Basic earnings per share			
Income available to common stockholders	$ 1,201	929,350	$ 1.29
Effect of dilutive securities			
Stock options		24,477	
Unearned incentive plan shares		6,106	
Diluted earnings per share			
Income available to common stockholders and assumed conversions	$ 1,201	959,933	$ 1.25

	Year Ended December 31, 2000		
	Income	Weighted Average Shares	Per Share Amount
Basic earnings per share			
Income available to common stockholders	$ 983	1,065,224	$ 0.92
Effect of dilutive securities			
Unearned incentive plan shares		14,763	
Diluted earnings per share			
Income available to common stockholders and assumed conversions	$ 983	1,079,987	$ 0.91

Options to purchase 180,101 shares of common stock at $14.22 were outstanding at December, 31, 2000, but were excluded from the computation of the diluted earnings per share because the options exercise price was greater than the average market price of the common shares for 2000.

Note 19: Fair Values of Financial Instruments

The following table presents estimated fair values of the Company's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which method involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

	December 31, 2001		December 31, 2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	$ 11,166	$ 11,166	$ 10,643	$ 10,643
Available-for-sale securities	--	--	3,009	3,009
Held-to-maturity securities	2,056	2,090	3,153	3,116
Mortgage loans held for sale	2,343	2,346	--	--
Interest receivable	789	789	869	869
Loans, net of allowance for loan losses	143,063	144,665	132,731	133,794
Federal Home Loan Bank stock	1,166	1,166	890	890
Cash surrender value of life insurance	251	251	237	237
Financial liabilities				
Deposits	127,540	127,157	123,685	123,675
Federal Home Loan Bank advances	20,500	21,682	14,000	13,902
Advances from borrowers for taxes and insurance	319	319	298	298
Interest payable	91	91	80	80
Unrecognized financial instruments (net of contract amount)				
Commitments to extend credit	--	--	--	--
Letters of credit	--	--	--	--
Lines of credit	--	--	--	--

The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

Cash and Cash Equivalents -- For these short-term instruments, the carrying amount approximates fair value.

Investment Securities -- Fair values for investment securities equal quoted market prices, if available. If quoted market prices are not available, fair value is estimated based on quoted market prices of similar securities.

Mortgage Loans Held for Sale -- For homogeneous categories of loans, such as mortgage loans held for sale, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics.

Loans -- The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics were aggregated for purposes of the calculations. The carrying amount of accrued interest approximates its fair value.

Federal Home Loan Bank stock -- Fair value of Federal Home Loan Bank stock is based on the price at which it may be resold to the Federal Home Loan Bank.

Cash Surrender Value of Life Insurance -- Fair values are based on estimated net realizable value.

Deposits -- The fair value of demand deposits, savings accounts, NOW accounts, and certain money market deposits is the amount payable on demand at the reporting date, *i.e.*, their carrying amount. The fair value of fixed-maturity time deposits is estimated using a discounted cash flow calculation that applies the rates currently offered for deposits of similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

Federal Home Loan Bank Advances -- The fair value of these borrowings are estimated using a discounted cash flow calculation, based on current rates for similar debt.

Advances from Borrowers for Taxes and Insurance -- The fair value of advances from borrowers for taxes and insurance approximates carrying value.

Commitments to Extend Credit, Letters of Credit and Lines of Credit -- The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit and lines of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate or otherwise settle the obligations with the counterparties at the reporting date.

Note 20: Significant Estimates and Concentrations

Generally accepted accounting principles require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Estimates related to the allowance for loan losses are reflected in the footnote regarding loans. Assumptions used in the postretirement benefit obligation estimate are reflected in the footnote regarding the postretirement plan. Current vulnerabilities due to certain concentrations of credit risk are discussed in the footnote on commitments and credit risk.

Note 21: Commitments and Credit Risk

The Company generates commercial, mortgage and consumer loans and receives deposits from customers located primarily in Champaign County, Illinois and surrounding counties. The Company's loans are generally secured by specific items of collateral including real property, consumer assets and business assets. Although the Company has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon economic conditions in the real estate industry in Champaign County.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate.

At December 31, 2001 and 2000, the Bank had outstanding commitments to originate loans aggregating approximately $1,325,000 and $4,652,000, respectively. The commitments extended over varying periods of time with the majority being disbursed within a one-year period. Loan commitments at fixed rates of interest amounted to $850,000 and $3,100,000 at December 31, 2001 and 2000, respectively, with the remainder at floating market rates.

Mortgage loans in the process of origination represent amounts that the Bank plans to fund within a normal period of 60 to 90 days and which are intended for sale to investors in the secondary market. Total mortgage loans in the process of origination amounted to $1,182,000 at December 31, 2001. Included in mortgage loans in the process of origination were commitments to originate loans at fixed rates of interest of $448,000 at December 31, 2001. There were no mortgage loans in the process of origination at December 31, 2000.

Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

The Bank had total outstanding letters of credit amounting to $214,000 and $199,000, at December 31, 2001 and 2000, respectively, all with terms approximating one year.

Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate. Management uses the same credit policies in granting lines of credit as it does for on-balance-sheet instruments.

At December 31, 2001, the Bank had granted unused lines of credit to borrowers aggregating approximately $1,530,000 for mortgage lines, $2,640,000 for commercial lines, and $2,452,000 for open-end consumers lines, respectively. At December 31, 2000, unused lines of credit to borrowers aggregated approximately $406,000 for mortgage lines, $1,835,000 for commercial lines and $1,593,000 for open-end consumer lines.

The Company and subsidiary are also subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Company.

The Company has a concentration of funds on deposit with the Federal Home Loan Bank totaling $5,798,000 and $3,997,000 at December 31, 2001 and 2000.

Note 22: Future Change in Accounting Principles

The Financial Accounting Standards Board recently adopted Statement No. 142, "Goodwill and Other Intangible Assets", which addresses how goodwill and intangible assets should be accounted for at acquisition and in subsequent periods. The Company expects to apply the new Statement during 2002. The Company has not yet determined the impact of Statement No. 142 on the Company's consolidated financial position or results of operation. Goodwill amortization expense for the years ended December 31, 2001 and 2000, was $44,000 and $43,000, respectively.

GREAT AMERICAN BANCORP, INC.
SHAREHOLDER INFORMATION

Stock Listing and Price Information

The Company's common stock trades on the Nasdaq SmallCap Market under the symbol "GTPS". At December 31, 2001, 867,167 shares of the Company's common stock were held of record by 326 persons or entities, not including the number of persons or entities holding stock in nominee or street name through various brokers or banks.

The following schedule shows the high and low bid prices for each of the quarters in the years ended December 31, 2001 and 2000:

Quarter Ended:	High	Low
March 31, 2000	$ 13.13	$ 10.88
June 30, 2000	15.00	12.00
September 30, 2000	15.00	11.75
December 31, 2000	15.00	13.00
March 31, 2001	16.38	12.63
June 30, 2001	16.12	14.12
September 30, 2001	17.76	15.37
December 31, 2001	23.37	17.25

At December 31, 2001 the closing price of a common share was $22.72. Such prices do not necessarily reflect retail markups, markdowns, or commissions. During the years ended December 31, 2001 and 2000, the Company declared dividends as follows:

Date Declared	Record Date	Payable Date	Amount
February 14, 2000	March 15, 2000	April 3, 2000	$ .11
May 8, 2000	June 15, 2000	July 3, 2000	.11
August 14, 2000	September 15, 2000	October 2, 2000	.11
November 13, 2000	December 15, 2000	January 2, 2001	.11
February 12, 2001	March 15, 2001	April 2, 2001	.11
May 14, 2001	June 15, 2001	July 2, 2001	.11
August 13, 2001	September 15, 2001	October 1, 2001	.11
November 19, 2001	December 14, 2001	January 2, 2002	.11
			$ .88

Investor Information

Stockholders, investors and analysts interested in additional information may contact:

Jane F. Adams
Chief Financial Officer
Great American Bancorp, Inc.
1311 S. Neil Street
Champaign, IL 61820

Annual Report on Form 10-KSB

A copy of the annual report on Form 10-KSB for the fiscal year ended December 31, 2001, which has been filed with the Securities and Exchange Commission is available to stockholders (excluding exhibits) at no charge, upon written request to the above address.

Corporate Counsel

Muldoon Murphy and Faucette LLP
5101 Wisconsin Avenue N.W.
Washington, D C 20016

Independent Accountants

BKD, LLP
225 N. Water, Suite 400
Decatur, IL 62525

Annual Meeting of Stockholders

The Annual Meeting of Stockholders of Great American Bancorp, Inc. will be held at 9:30 a.m. April 23, 2002 at:

First Federal Savings Bank of Champaign-Urbana
1311 S. Neil Street
Champaign IL 61820

Shareholders are welcome to attend.

Stock Transfer Agent and Registrar

Inquiries regarding stock transfer, registration, lost certificates or changes in name and address should be directed to the transfer agent and registrar:

Computershare Investor Services
12039 West Alameda Parkway
Suite Z-2
Lakewood, CO 80228

GREAT AMERICAN BANCORP, INC.
DIRECTORS AND EXECUTIVE OFFICERS

Great American Bancorp, Inc. Directors and Executive Officers

Ronald E. Guenther, Chairman of the Board of the Company
Athletic Director, University of Illinois

Clinton C. Atkins, Director
Chairman of Hobbico Inc., a hobby retailer and supplier, and owner of The Atkins Group, North Point Development, all real estate concerns.

Ronald Kiddoo, Director
Chairman of the Board and Chief Investment Officer, Cozad Asset Management,Inc., an investment advisory concern.

George R. Rouse, Director
President and Chief Executive Officer of the Company

Jack B. Troxell, Director
Owner and President of C-U Liquor LTD, retail beverage stores.

Jane F. Adams
Chief Financial Officer, Secretary and Treasurer of the Company

First Federal Savings Bank Directors and Executive Officers

Jack B. Troxell, Director and Chairman of the Board of the Bank*
Owner and President of C-U Liquor LTD, retail beverage stores.

Craig Bazzani, Director
Vice President - Administration, University of Illinois

Dr. Kenneth DePersio, Director
Orthopedic Surgeon

Ronald E. Guenther, Director
Athletic Director, University of Illinois

John Z. Hecker, Director
Partner, Stipes Publishing, LLC, book publishing.

Ronald Kiddoo, Director*
Chairman of the Board and Chief Investment Officer, Cozad Asset Management,Inc., an investment advisory concern.

First Federal Savings Bank Directors and Executive Officers, Continued

Michael J. Martin, Director*
General Manager, The Atkins Group, real estate development.

George R. Rouse, Director*
President and Chief Executive Officer of the Bank

Jane F. Adams
Senior Vice President - Finance, Secretary-Treasurer of the Bank

Mark D. Piper
Senior Vice President - Operations of the Bank

Melinda K. Waller
Senior Vice President - Deposit Acquisitions of the Bank

Paul D. Wilson
Senior Vice President - Lending of the Bank

* *Also Director of Park Avenue Service Corporation.*

Park Avenue Service Corporation Officers

George R. Rouse
President

Jane F. Adams
Secretary and Treasurer

Larry Grill
Investment Representative
UMB Scout Brokerage Services, Inc.
Member NASD/SIPC

Michael Tennant
President, GTPS Insurance Agency

Gerald Cox
Senior Vice President, GTPS Insurance Agency